Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT

                                 FOR THE PERIOD


             Beginning January 1, 1999 and Ending December 31, 1999
                        ---------------           -----------------


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF

                                GPU NUCLEAR, INC.
                                -----------------
                        (Exact Name of Reporting Company)


                          A Subsidiary Service Company
                            ----------
                           ("Mutual" or "Subsidiary")


Date  of  Incorporation  September  11,  1980.  If  not  Incorporated,  Date  of
Organization.            ------------------

State or Sovereign Power under which Incorporated or Organized  New Jersey
                                                               -----------

                                                         1 Upper Pond Road
Location of Principal Executive Offices of Reporting Co. Parsippany, NJ  07054
                                                         ---------------------

      Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                               Comptroller                1 Upper Pond Road
D. M. Furlong         Financial and Planning Services    Parsippany, NJ 07054
-----------------------------------------------------------------------------
   (Name)                         (Title)                       (Address)


Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                                    GPU, INC.
                                    ---------

                      INSTRUCTIONS FOR USE OF FORM U-13-60

     1. Time of Filing.- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

     6. Deficits Displayed.- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

     7. Major Amendments or Corrections.- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions.- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.- The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                              2
--------------------------------------------------------------------------------


    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                    Page
    ---------------------------------------------                    Number

--------------------------------------------------------------------------------

    Description of Schedules and Accounts       Schedule or
                                                Account Number
--------------------------------------------------------------------------------
COMPARATIVE BALANCE SHEET                        Schedule I            4-5
-------------------------
  SERVICE COMPANY PROPERTY                       Schedule II           6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY   Schedule III          8
  INVESTMENTS                                    Schedule IV           9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                      Schedule V           10
  FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI          11
  STORES EXPENSE UNDISTRIBUTED                   Schedule VII         12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII        13
  MISCELLANEOUS DEFERRED DEBITS                  Schedule IX          14
  RESEARCH, DEVELOPMENT OR DEMONSTRATION
  EXPENDITURES                                   Schedule X           15
  PROPRIETARY CAPITAL                            Schedule XI          16
  LONG-TERM DEBT                                 Schedule XII         17
  CURRENT AND ACCRUED LIABILITIES                Schedule XIII        18
  NOTES TO FINANCIAL STATEMENTS                  Schedule XIV         19
COMPARATIVE STATEMENT OF INCOME                  Schedule XV          20
-------------------------------
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457          21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458          22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                     Schedule XVI         23
  SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT
  OR SERVICE FUNCTION                            Schedule XVII        24-25
  DEPARTMENTAL ANALYSIS OF SALARIES              Account 920          26
  OUTSIDE SERVICES EMPLOYED                      Account 923          27-27D
  EMPLOYEE PENSIONS AND BENEFITS                 Account 926          28
  GENERAL ADVERTISING EXPENSES                   Account 930.1        29
  MISCELLANEOUS GENERAL EXPENSES                 Account 930.2        30
  RENTS                                          Account 931          31
  TAXES OTHER THAN INCOME TAXES                  Account 408          32
  DONATIONS                                      Account 426.1        33
  OTHER DEDUCTIONS                               Account 426.5        34
  NOTES TO STATEMENT OF INCOME                   Schedule XVIII       35

                                                                              3
--------------------------------------------------------------------------------

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                        Page
--------------------------------------------                        Number

--------------------------------------------------------------------------------

Description of Reports or Statements

--------------------------------------------------------------------------------
ORGANIZATION CHART                                                    36
------------------




METHODS OF ALLOCATION                                                 37
---------------------




ANNUAL STATEMENT OF COMPENSATION FOR USE                              38
----------------------------------------
OF CAPITAL BILLED
-----------------




VENTURE DISCLOSURES                                                   39
-------------------




FINANCIAL DATA SCHEDULE - FILED VIA EDGAR
-----------------------


NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

--------------------------------------------------------------------------------
                    SCHEDULE I - COMPARATIVE BALANCE SHEET

                    --------------------------------------
Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------
ACCOUNT            ASSETS AND OTHER DEBITS                 AS OF DECEMBER 31
-------------------------------------------------------------------------------
                                                         CURRENT     PRIOR
                                                       -----------  ------
     SERVICE COMPANY PROPERTY
     ------------------------

101     Service company property  (Schedule II)         $      -   $      -
107     Construction work in progress  (Schedule II)           -          -
                                                          ------     ------
        Total Property                                         -          -
                                                          ------     ------

108     Less accumulated provision for depreciation
        and amortization of service company
        property  (Schedule III)                               -          -
                                                          ------     ------
            Net Service Company Property                       -          -
                                                          ------     ------

     INVESTMENTS
     -----------

123     Investment in associate companies (Schedule IV)        -          -
124     Other investments  (Schedule IV)                   1,436      1,467
                                                           -----     ------
        Total Investments                                  1,436      1,467
                                                           -----      -----

     CURRENT AND ACCRUED ASSETS
     --------------------------

131     Cash                                                   -          -
134     Special deposits                                     169        317
135     Working funds                                         43         55
136     Temporary cash investments      (Schedule IV)          -          -
141     Notes receivable                                       -          -
143     Accounts receivable                                  425      2,714
144     Accumulated provision for uncollectible
        accounts                                               -          -
146     Accounts receivable from associate
        companies                    (Schedule V)         63,210     61,730
152     Fuel stock expenses undistributed (Schedule VI)        -          -
154     Materials and supplies                                 -          -
163     Stores expense undistributed (Schedule VII)            -          -
165     Prepayments                                            -          -
174     Miscellaneous current and accrued
        assets                       (Schedule VIII)           -          -
                                                          ------     ------
        Total Current and Accrued Assets                  63,847     64,816
                                                          ------     ------

 DEFERRED DEBITS
 ---------------

181     Unamortized debt expense                               -          -
184     Clearing accounts                                     53         84
186     Miscellaneous deferred debits (Schedule IX)        1,447      1,312
188     Research, development, or demonstration
        expenditures                  (Schedule X)             -          -
190     Accumulated deferred income taxes                 31,655     31,876
                                                          ------     ------
        Total Deferred Debits                             33,155     33,272
                                                          ------     ------

        TOTAL ASSETS AND OTHER DEBITS                   $ 98,438   $ 99,555
                                                          ======     ======

================================================================================

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------
--------------------------------------------------------------------------------

                    SCHEDULE I - COMPARATIVE BALANCE SHEET
                    ---------------------------------------
Give balance sheet of the Company as of December 31 of the current and prior year.

--------------------------------------------------------------------------------

ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
--------------------------------------------------------------------------------
                                                          CURRENT       PRIOR
                                                        -----------  --------
     PROPRIETARY CAPITAL
     -------------------

201      Common stock issued              (Schedule XI)    $    50     $    50
211      Miscellaneous paid-in-capital    (Schedule XI)          -           -
215      Appropriated retained earnings   (Schedule XI)          4           -
216      Unappropriated retained earnings (Schedule XI)          -           -
                                                            ------      ------
            Total Proprietary Capital                           54          50
                                                            ------      ------


     LONG-TERM DEBT
     --------------

223      Advances from associate companies (Schedule XII)        -           -
224      Other long-term debt              (Schedule XII)        -           -
225      Unamortized premium on long-term debt                   -           -
226      Unamortized discount on long-term debt-debit            -           -
                                                            ------      ------
            Total Long-term Debt                                 -           -
                                                            ------      ------


     CURRENT AND ACCRUED LIABILITIES
     -------------------------------

231      Notes payable                                           -           -
232      Accounts payable                                   36,982      42,457
233      Notes payable to associate
         companies                         (Schedule XIII)       -           -
234      Accounts payable to associate
         companies                         (Schedule XIII)  11,404      12,362
236      Taxes accrued                                         572       2,149
237      Interest accrued                                      451         718
238      Dividends declared                                      -           -
241      Tax collections payable                               243         180
242      Miscellaneous current and accrued
         liabilities                       (Schedule XIII)  24,463      21,025
                                                            ------      ------
            Total Current and Accrued Liabilities           74,115      78,891
                                                            ------      ------


     DEFERRED CREDITS
     ----------------

253      Other deferred credits                             23,598      19,946
255      Accumulated deferred investment tax credits             -           -
                                                            ------      ------
            Total Deferred Credits                          23,598      19,946
                                                            ------      ------


282  ACCUMULATED DEFERRED INCOME TAXES                         671         668
     ---------------------------------                      ------      ------

            TOTAL LIABILITIES AND PROPRIETARY
            CAPITAL                                        $98,438     $99,555
                                                            ======      ======

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------
--------------------------------------------------------------------------------

                    SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------------------------------------

                       BALANCE AT             RETIREMENTS   OTHER    BALANCE AT
                       BEGINNING   ADDITIONS      OR       CHANGES 1/ CLOSE OF
      DESCRIPTION        OF YEAR                  SALES            --    YEAR
-------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY
------------------------

Account

301  ORGANIZATION       $     -      $  -        $  -       $  -        $   -

303  MISCELLANEOUS

     INTANGIBLE PLANT

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS

307  EQUIPMENT 2/             -         -           -           -           -
               -

308  OFFICE FURNITURE
     AND EQUIPMENT

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY 3/
                      -  -----       ----         ----        ----       ----

       SUB-TOTAL             -          -            -           -          -
                         -----       ----         ----        ----       ----

107  CONSTRUCTION WORK
     IN PROGRESS 4/
                 -

                         -----       ----         ----        ----       ----

        TOTAL           $    -       $   -       $   -       $   -      $   -
                         =====        ====        ====        ====       ====

--------------------------------------------------------------------------------

     1/            PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
     -

--------------------------------------------------------------------------------

                                                                               7
--------------------------------------------------------------------------------

               SCHEDULE II - SERVICE COMPANY PROPERTY - CONTINUED
               --------------------------------------------------

2/ SUBACCOUNTS  ARE  REQUIRED  FOR EACH CLASS OF  EQUIPMENT  OWNED.  THE SERVICE
   COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
--------------------------------------------------------------------------------

                                                                   BALANCE AT
                                                                     CLOSE OF
 S U B A C C O U N T  D E S C R I P T I O N      ADDITIONS             YEAR
-------------------------------------------------------------------------------













--------------------------------------------------------------------------------


3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-

        N/A
--------------------------------------------------------------------------------

4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-

        N/A
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                      For the Year Ended December 31, 1999
                                         ------------------
--------------------------------------------------------------------------------

            SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND
            ---------------------------------------------------------
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                    ----------------------------------------

--------------------------------------------------------------------------------
                      BALANCE AT  ADDITIONS                              BALANCE
                      BEGINNING    CHARGED               OTHER CHANGES  CLOSE OF
     DESCRIPTION       OF YEAR       TO      RETIREMENTS  ADD (DEDUCT)1/  YEAR
                                 ACCOUNT 403                          -
--------------------------------------------------------------------------------

Account
-------

301  ORGANIZATION

303  MISCELLANEOUS
     INTANGIBLE PLANT

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS

306  LEASEHOLD
     IMPROVEMENTS

307  EQUIPMENT

308  OFFICE FURNITURE
     AND EQUIPMENT

309  AUTOMOBILES, OTHER
     VEHICLES AND
     RELATED GARAGE
     EQUIPMENT

310  AIRCRAFT AND
     AIRPORT EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY



--------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-
     N/A
--------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------
--------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS
                            -------------------------
--------------------------------------------------------------------------------

INSTRUCTIONS: Complete the following  schedule  concerning  investments.

              Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.

--------------------------------------------------------------------------------
                                                    BALANCE AT   BALANCE AT
         D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                     OF YEAR        YEAR
-------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


               NONE

ACCOUNT 124 - OTHER INVESTMENTS


     COMPANY OWNED LIFE INSURANCE -                  $   303      $   303
       CASH SURRENDER VALUE

     RABBI TRUST                                         950          954

     HEALTH CARE RESERVE                                 214          179




ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


              NONE
                                                      -----        -----
                                      TOTAL          $1,467       $1,436
                                                      =====        =====




--------------------------------------------------------------------------------

                                                                              10
--------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------


--------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
           ---------------------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
--------------------------------------------------------------------------------

                                                       BALANCE AT   BALANCE AT
             D E S C R I P T I O N                     BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR
---------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
              COMPANIES

              JERSEY CENTRAL POWER & LIGHT COMPANY     $15,581     $     -

              METROPOLITAN EDISON COMPANY               36,934      53,571

              PENNSYLVANIA ELECTRIC COMPANY              5,926       4,477

              GPU, INC.                                     -         152

              GPU SERVICE, INC.                          3,153       4,942

              GPU INTERNATIONAL, INC.                      136          68


                                                        -----       ------
                                      TOTAL            $61,730     $63,210
                                                        ======      ======

--------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                  PAYMENTS
                                                                  --------

              NONE
--------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------
--------------------------------------------------------------------------------

                SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                -----------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to
                fuel  stock  expenses   during  the  year  and  indicate  amount
                attributable to each associate company. Under the section headed
                "Summary"  listed  below  give an  overall  report  of the  fuel functions performed by the service company.
--------------------------------------------------------------------------------

         D E S C R I P T I O N                   LABOR     EXPENSES     TOTAL
--------------------------------------------------------------------------------


ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED


               NONE




--------------------------------------------------------------------------------

SUMMARY:
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                      For the Year Ended December 31, 1999
                                        -----------------

--------------------------------------------------------------------------------

                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                  -------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
--------------------------------------------------------------------------------

         D E S C R I P T I O N                   LABOR     EXPENSES  TOTAL
--------------------------------------------------------------------------------



ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED       $ 4,860   $   958   $ 5,818







      JERSEY CENTRAL POWER & LIGHT CO.            (2,951)     (458)   (3,409)

      METROPOLITAN EDISON CO.                     (1,273)     (333)   (1,606)

      PENNSYLVANIA ELECTRIC CO.                     (636)     (167)     (803)








NOTE: Stores expenses are billed back to the associated companies in the month incurred.



                                                  -----     ------   ------
                                       TOTAL     $     -   $     -   $    -
                                                  ======    ======    =====

--------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------

--------------------------------------------------------------------------------

           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
           --------------------------------------------------------

--------------------------------------------------------------------------------


INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------

                                                       BALANCE AT   BALANCE AT
         D E S C R I P T I O N                         BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR
------------------------------------------------------------------------------

ACCOUNT 174 -  MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS

               NONE














--------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------
--------------------------------------------------------------------------------

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                  -------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be  grouped  by class  showing  the  number  of items in each class.
--------------------------------------------------------------------------------

                                                     BALANCE AT   BALANCE AT
          D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                      OF YEAR        YEAR
--------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS



     Payments made to vendors which
     will be distributed to various
     expense accounts in subsequent
     months                                            $   -       $   322

     Restricted Stock Program - Deferral                  681          726

     Accumulated provision for injuries
     and damages-worker's compensation                      -          382

     Babcock & Wilcox Owners' Group -
     Deferred Costs                                        17           17

     Provide Services to Public Service
     of Colorado in connection with
     Ft. St. Vrain - Deferred Costs                        11            -

     TMI-1 Divestiture Incremental Cost                   603            -










                                                        ----         -----
                                            TOTAL      $1,312       $1,447
                                                        =====        =====



--------------------------------------------------------------------------------

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------


--------------------------------------------------------------------------------

       SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
       ----------------------------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research,  development, or demonstration project which incurred costs by the service corporation during the year.
--------------------------------------------------------------------------------

         D E S C R I P T I O N                            AMOUNT
--------------------------------------------------------------------------------


ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
            EXPENDITURES

      B&W Owners Group Activities                       $  1,581

      EPRI                                                 1,213

      BWR Owners Group Activities                            198

      PWR Materials Reliability Project                       59



      Jersey Central Power & Light Company                (1,225)

      Metropolitan Edison Company                         (1,217)

      Pennsylvania Electric Company                         (609)


  NOTE:   Research and development expenses are
          billed back to the associate companies
          in the month incurred.








                                                          ------

                                     TOTAL               $     -
                                                          ======


--------------------------------------------------------------------------------

                                                                             16
                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

-----------------------------------------------------------------------------------------------------------------------

                                         SCHEDULE XI - PROPRIETARY CAPITAL
                                         ---------------------------------

-----------------------------------------------------------------------------------------------------------------------

                                               NUMBER OF        PAR OR STATED
ACCOUNT NUMBER        CLASS OF STOCK             SHARES             VALUE       OUTSTANDING CLOSE OF PERIOD
                                                                                ----------------------------
                                               AUTHORIZED         PER SHARE     NO.OF SHARES    TOTAL AMOUNT
-----------------------------------------------------------------------------------------------------------------------

     201           COMMON STOCK ISSUED           2,500               $20*       2,500             $50
                                                 =====                ==        =====              ===


-----------------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions  which gave rise to the reported amounts.

-----------------------------------------------------------------------------------------------------------------------
         D E S C R I P T I O N                                                                      AMOUNT
-----------------------------------------------------------------------------------------------------------------------


ACCOUNT 211 -- MISCELLANEOUS PAID-IN CAPITAL                                                      NONE

ACCOUNT 215 -- APPROPRIATED RETAINED EARNINGS

               Net unrealized gain on investment (Rabbi Trust)                                     $ 4
-----------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------------------------------------
                                                             BALANCE AT     NET INCOME                      BALANCE AT
         D E S C R I P T I O N                                BEGINNING         OR              DIVIDENDS    CLOSE OF
                                                              OF YEAR         (LOSS)            PAID          YEAR
-----------------------------------------------------------------------------------------------------------------------

ACCOUNT 216 -- UNAPPROPRIATED RETAINED EARNINGS

                  NONE

* In Whole Dollars





                                                                             17

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
---------------------------------------------------------------------------------------------------------------------------------

                          SCHEDULE XII- LONG-TERM DEBT
---------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------------
                                  TERMS OF OBLIG      DATE                             BALANCE AT                 BALANCE AT
       NAME OF CREDITOR           CLASS & SERIES       OF     INTEREST  AMOUNT         BEGINNING                1/    CLOSE
                                   OF OBLIGATION     MATURITY  RATE    AUTHORIZED      OF YEAR      ADDITIONS DEDUCTIONS   OF YEAR
----------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 223 --  ADVANCES FROM ASSOCIATE
                COMPANIES:

                NONE

ACCOUNT 224 --  OTHER LONG-TERM DEBT:

                NONE

---------------------------------------------------------------------------------------------------------------------------------

1/  GIVE AN EXPLANATION OF DEDUCTIONS:

---------------------------------------------------------------------------------------------------------------------------------


                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------

--------------------------------------------------------------------------------

                SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                -----------------------------------------------

--------------------------------------------------------------------------------
INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
--------------------------------------------------------------------------------
                                                       BALANCE AT  BALANCE AT
         D E S C R I P T I O N                         BEGINNING    CLOSE OF
                                                        OF YEAR       YEAR
--------------------------------------------------------------------------------
ACCOUNT 233 --NOTES PAYABLE TO ASSOCIATE COMPANIES

               NONE
--------------------------------------------------------------------------------

ACCOUNT 234 --ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

              JERSEY CENTRAL POWER & LIGHT CO.                -     $ 9,343
              GPU SERVICE, INC.                         $12,343       2,061
              GPU, INC.                                      19           -




                                              TOTAL     $12,362     $11,404
                                                         ======      ======


--------------------------------------------------------------------------------

ACCOUNT 242  -- MISCELLANEOUS CURRENT AND ACCRUED
                LIABILITIES

ACCRUALS     -- OFFICERS DEFERRED COMPENSATION          $ 1,214     $ 1,062
             -- INSURANCE                                  (397)        371
             -- VACATION PAY                             11,607       5,947
             -- SICK PAY                                    888         506
             -- BONUS PAY/INCENTIVE COMPENSATION          7,611      14,589
             -- SEVERANCE PAY                               102       1,988
                                                         ------      ------
                                              TOTAL     $21,025     $24,463
                                                         ======      ======

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
                  --------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
--------------------------------------------------------------------------------

In 1999, GPU sold its Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for a total purchase price of approximately $100 million.

In October 1999, GPU agreed to sell the Oyster Creek nuclear generating station to AmerGen for $10 million and reimbursement of the cost (estimated at $88 million) of the next refueling outage. This transaction is subject to the receipt of various federal and state regulatory approvals.




--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                      For the Year Ended December 31, 1999
                                        -----------------

--------------------------------------------------------------------------------

                 SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
                 ---------------------------------------------

--------------------------------------------------------------------------------

ACCOUNT            D E S C R I P T I O N           CURRENT YEAR    PRIOR YEAR
--------------------------------------------------------------------------------


  INCOME
  ------

457   Services rendered to associate companies        $355,622       $368,742
458   Services rendered to nonassociate
      companies                                            424            157
421   Miscellaneous income or loss                         151            102
                                                       -------        -------

                         Total Income                  356,197        369,001
                                                       -------        -------


  EXPENSE
  -------

920   Salaries and wages                               124,984        116,639
921   Office supplies and expenses                      89,924        100,907
922   Administrative expense transferred --
      credit                                            35,093         32,874
923   Outside services employed                         70,122         65,105
924   Property insurance                                     -              8
925   Injuries and damages                                (863)           747
926   Employee pensions and benefits                    13,716         28,910
928   Regulatory commission expense                          -              -
930.1 General advertising expenses                           -              -
930.2 Miscellaneous general expenses                    10,273         10,234
931   Rents                                              4,266          4,475
932   Maintenance of structures and equipment                -              -
403   Depreciation and amortization expense                  -              -
408   Taxes other than income taxes                      7,749          8,557
409   Income taxes                                          71          2,825
410   Provision for deferred income taxes                4,988          2,379
411   Provision for deferred income taxes --
      credit                                            (4,764)        (5,618)
411.5 Investment tax credit                                  -              -
426.1 Donations                                            190            183
426.5 Other deductions                                     157            377
427   Interest on long-term debt                             -              -
430   Interest on debt to associate
      companies                                              -              -
431   Other interest expense                               291            399
                                                       -------        -------

            Total Expense                              356,197        369,001
                                                       -------        -------
            Net Income or (Loss)                      $      -       $      -
                                                       =======        =======

                      ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                     For the Year Ended December 31, 1999
                                        -----------------


--------------------------------------------------------------------------------

            ACCOUNT 457 - ANALYSIS OF BILLING - ASSOCIATE COMPANIES
            -------------------------------------------------------

--------------------------------------------------------------------------------
                               DIRECT       INDIRECT   COMPENSATION  TOTAL
                                COSTS        COSTS       FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED     OF CAPITAL   BILLED
                               -------      --------   ------------  ------
                                457-1        457-2        457-3
--------------------------------------------------------------------------------

NUCLEAR RELATED ACTIVITIES
--------------------------

GPU SERVICE, INC.              $    240     $     -      $     -    $    240

GPU GENERATION, INC.                255          21            -         276

JERSEY CENTRAL POWER
 & LIGHT COMPANY                177,522      17,740            -     195,262

METROPOLITAN EDISON COMPANY      94,541       7,306            -     101,847

PENNSYLVANIA ELECTRIC COMPANY    47,508       3,653            -      51,161

SAXTON NUCLEAR EXP. CORP.         4,894         158            -       5,052
                                -------      ------       ------     -------

    SUBTOTAL                    324,960      28,878            -     353,838




NON-NUCLEAR RELATED ACTIVITIES
------------------------------

GPU GENERATION, INC.              1,323         171            -       1,494

JERSEY CENTRAL POWER
 & LIGHT COMPANY                     66           8            -          74

METROPOLITAN EDISON COMPANY          61           7            -          68

PENNSYLVANIA ELECTRIC COMPANY       132          16            -         148
                                -------      ------       ------     -------

    SUBTOTAL                      1,582         202            -       1,784





                                -------      ------       ------     -------

                    TOTAL      $326,542     $29,080      $     -    $355,622
                                =======      ======       ======     =======



                                                                             22

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                      For the Year Ended December 31, 1999
                                        -----------------

-----------------------------------------------------------------------------------------------------------

           ACCOUNT 458 - ANALYSIS OF BILLING - NONASSOCIATE COMPANIES
           ----------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

                                       DIRECT      INDIRECT    COMPENSATION             EXCESS
                                        COSTS       COSTS        FOR USE       TOTAL      OR
NAME OF NONASSOCIATE COMPANY           CHARGED     CHARGED      OF CAPITAL     COST   DEFICIENCY   TOTAL
                                       -------     -------     ------------    ----   ----------   AMOUNT
                                        458-1       458-2         458-3                 458-4      BILLED
-----------------------------------------------------------------------------------------------------------


* PECO/Limerick Outage Support           $258         $36            -         $294     $  -        $294
* PECO/Environmental Radioactivity
    Laboratory Analyses
    and Dosimetry Services                 59          10            -           69       (33)        36
* Edison Mission Energy/Homer
    City Work                              29           -            -           29        -          29




Various - Including Other Environmental
    Radioactivity Laboratory Analyses
    and Dosimetry Services                 43           -            -           43        22         65

                                       -------     -------     ------------    ----   ----------   ------


                                         $389         $46            -         $435      $(11)      $424
                                       =======     =======     ===========     =====   =========  =======


-----------------------------------------------------------------------------------------------------------





                                                                              23

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                       -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
--------------------------------------------------------------------------------------------------------------------------

   SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES
   -------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                        ASSOCIATE  COMPANY   CHARGES     NONASSOCIATE COMPANY CHARGES  TOTAL  CHARGES FOR SERVICE
                                        ----------------------------     ----------------------------  ---------------------------
                                        DIRECT    INDIRECT               DIRECT       INDIRECT         DIRECT INDIRECT
      DESCRIPTION OF ITEMS               COST       COST       TOTAL      COST          COST   TOTAL    COST    COST      TOTAL
----------------------------------------------------------------------------------------------------------------------------------

   >
920   SALARIES AND WAGES                 $118,581  $ 5,985  $124,566        $374         $44    $418  $118,955   $ 6,029  $124,984
921   OFFICE SUPPLIES AND EXPENSES         86,962    2,945    89,907          15           2      17    86,977     2,947    89,924
922   ADMINISTRATIVE EXPENSE
        TRANSFERRED - CREDIT               27,760    7,333    35,093           -           -       -    27,760     7,333    35,093
923   OUTSIDE SERVICES EMPLOYED            59,698   10,424    70,122           -           -       -    59,698    10,424    70,122
924   PROPERTY INSURANCE                        -        -         -           -           -       -         -         -         -
925   INJURIES AND DAMAGES                   (813)     (50)     (863)          -           -       -      (813)      (50)     (863)
926   EMPLOYEE PENSIONS AND BENEFITS       12,667    1,049    13,716           -           -       -    12,667     1,049    13,716
928   REGULATORY COMMISSION EXPENSE             -        -         -           -           -       -         -         -         -
930.1 GENERAL ADVERTISING EXPENSES              -        -         -           -           -       -         -         -         -
930.2 MISCELLANEOUS GENERAL EXPENSES       10,266        7    10,273           -           -       -    10,266         7    10,273
931   RENTS                                 4,223       43     4,266           -           -       -     4,223        43     4,266
932   MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                               -        -         -           -           -       -         -         -         -
403   DEPRECIATION AND AMORTIZATION
        EXPENSE                                 -        -         -           -           -       -         -         -         -
408   TAXES OTHER THAN INCOME TAXES          6,991     758     7,749           -           -       -     6,991       758     7,749
409   INCOME TAXES                              -       71        71           -           -       -         -        71        71
410   PROVISION FOR DEFERRED INCOME
        TAXES                                   -    4,988     4,988           -           -       -         -     4,988     4,988
411   PROVISION FOR DEFERRED INCOME
        TAXES - CREDIT                          -   (4,764)   (4,764)          -           -       -         -    (4,764)   (4,764)
411.5 INVESTMENT TAX CREDIT                     -        -         -           -           -       -         -         -         -
426.1 DONATIONS                               190        -       190           -           -       -       190         -       190
426.5 OTHER DEDUCTIONS                        157        -       157           -           -       -       157         -       157
427   INTEREST ON LONG-TERM DEBT                -        -         -           -           -       -         -         -         -
431   OTHER INTEREST EXPENSE                    -      291       291           -           -       -         -       291       291

------------------------------------
INSTRUCTION:  Total  cost of  service  will equal
              for  associate   and   nonassociate
              companies  the total amount  billed
              under  their  separate  analysis of
              billing schedules.

----------------------------------------------------------------------------------------------------------------------------------

                    TOTAL EXPENSES =      326,682   29,080   355,762         389          46     435   327,071    29,126   356,197
                                          -------   ------   -------        ----          --     ---   -------  -------    -------
           COMPENSATION FOR USE OF
                    EQUITY CAPITAL =            -        -         -           -           -       -         -       -           -
                                          -------   ------   -------        ----          --     ---   -------  -------    -------
430   INTEREST ON DEBT TO ASSOCIATE
                         COMPANIES =            -        -         -           -           -       -         -       -           -
                                          -------   ------   -------        ----          --     ---   -------  -------    -------
             TOTAL COST OF SERVICE =      $326,682 $29,080  $355,762        $389         $46    $435  $327,071  $29,126   $356,197
                                          ======== =======  ========        ====         ===    ====  ========  =======   ========
------------------------------------


                                                                              24

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

 ------------------------------------------------------------------------------------------------------

 SCHEDULE XVII-SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
 --------------------------------------------------------------------------------

 ------------------------------------------------------------------------------------------------------

              D E P A R T M E N T OR S E R V I C E F U N C T I O N
            ---------------------------------------------------------

                                                  TOTAL                OFFICE OF    OYSTER  THREE MILE
D E S C R I P T I O N  O F  I T E M S            AMOUNT     OVERHEAD   PRESIDENT    CREEK   ISLAND
-------------------------------------------------------------------------------------------------------


920   SALARIES AND WAGES                       $124,984    $ 6,029      $6,245     $34,633   $33,203
921   OFFICE SUPPLIES AND EXPENSES               89,924      2,947         426       5,507     6,923
922   ADMINISTRATIVE EXPENSE  TRANSFERRED -
        CREDIT                                   35,093      7,333           -           -         -
923   OUTSIDE SERVICES EMPLOYED                  70,122     10,424       1,612       5,508    17,468
924   PROPERTY INSURANCE                              -          -           -           -        -
925   INJURIES AND DAMAGES                         (863)       (50)        (43)       (245)     (227)
926   EMPLOYEE PENSIONS AND BENEFITS             13,716      1,049         918       5,409     4,802
928   REGULATORY COMMISSION EXPENSE                   -          -           -           -         -
930.1 GENERAL ADVERTISING EXPENSE                     -          -           -           -         -
930.2 MISCELLANEOUS GENERAL EXPENSES             10,273          7      10,012           9         8
931   RENTS                                       4,266         43           1         482       531
932   MAINTENANCE OF STRUCTURES AND
        EQUIPMENT                                     -          -           -           -         -
403   DEPRECIATION AND AMORTIZATION
        EXPENSE                                       -          -           -           -         -
408   TAXES OTHER THAN INCOME TAXES               7,749        758         362       2,079     1,921
409   INCOME TAXES                                   71         71           -           -         -
410   PROVISION FOR DEFERRED INCOME TAXES         4,988      4,988           -           -         -
411   PROVISION FOR DEFERRED INCOME TAXES
        - CREDIT                                 (4,764)    (4,764)          -           -         -
411.5 INVESTMENT TAX CREDIT                           -          -           -           -         -
426.1 DONATIONS                                     190          -         190           -         -
426.5 OTHER DEDUCTIONS                              157          -           -           -         -
427   INTEREST ON LONG-TERM DEBT                      -          -           -           -         -
430   INTEREST ON DEBT TO ASSOCIATE
        COMPANIES                                     -          -           -           -         -
431   OTHER INTEREST EXPENSE                        291        291           -           -         -
----------------------------
INSTRUCTION:   Indicate each department or service
               function.  (See  Instruc- tion 01-3
               General   Structure  of  Accounting
               System: Uniform System Account)

----------------------------
-------------------------------------------------------------------------------------------------------
                           TOTAL EXPENSES =    $356,197    $29,126     $19,723     $53,382   $64,629
----------------------------                   ========    =======     =======     =======   =======


                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        ----------------

                      For the Year Ended December 31, 1999
                                         ------------------
--------------------------------------------------------------------------------

SCHEDULE XVII-SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


           D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N
------------------------------------------------------------------
                                         FINANCIAL      HUMAN
            ACCOUNT                     & PLANNING    & ADMIN
            NUMBER      ENGINEERING     SERVICES       SERVICES
---------------------------------------------------------------

             920        $ 31,888        $   175        $12,811
             921          24,203          1,191         48,727
             922          35,865              -         (8,105)
             923          29,598            613          4,899
             924               -              -              -
             925            (220)             1            (79)
             926           5,198              5         (3,665)
             928               -              -              -
             930.1             -              -              -
             930.2           260              -            (23)
             931             745             16          2,448
             932               -              -              -
             403               -              -              -
             408           1,964             (7)           672
             409               -              -              -
             410               -              -              -
             411               -              -              -
             411.5             -              -              -
             426.1             -              -              -
             426.5             -              -            157
             427               -              -              -
             430               -              -              -
             431               -              -              -
--------------------------------------------------------------
             TOTAL      $129,501        $ 1,994        $57,842
             =====      ========        =======        =======


                                                                             26

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
------------------------------------------------------------------------------------------

                 ACCOUNT 920 - DEPARTMENTAL ANALYSIS OF SALARIES
                 -----------------------------------------------

------------------------------------------------------------------------------------------
                                          DEPARTMENTAL SALARY EXPENSE
                                 -----------------------------------------------   NUMBER
NAME OF DEPARTMENT                          INCLUDED IN AMOUNTS BILLED TO        PERSONNEL
------------------                         -----------------------------------   ---------
Indicate each department          TOTAL    PARENT       OTHER           NON       END OF
or service function.              AMOUNT   COMPANY    ASSOCIATES     ASSOCIATES    YEAR
------------------------------------------------------------------------------------------

Office of President              $  8,267     -        $ 8,267       $    -           45

Oyster Creek                       34,652     -         34,652            -          426

Three Mile Island                  33,196               32,834          362            4

Financial & Planning Services       2,561     -          2,561            -           18

Human & Administrative Services    13,751     -         13,751            -          147

Engineering                        32,557               32,501           56          201

                                  -------    --        -------        -----        ------
                   TOTAL         $124,984     -       $124,566       $  418          841
                                  =======   ===        =======        =====        =====

-----------------------------------------------------------------------------------------


                                                                            27

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
-------------------------------------------------------------------------------------

                     ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
                     ---------------------------------------
-------------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a breakdown by subaccount of outside  services  employed.
               If the  aggregate  amounts  paid to any one  payee  and  included within one subaccount is less than  $100,000,  only the aggregate number  and  amount  of all such  payments  included  within  the subaccount  need be shown.  Provide a  subtotal  for each type of service.
-------------------------------------------------------------------------------------
                                                                    RELATIONSHIP
                                                                   --------------
                                                                   "A"=ASSOCIATE
FROM WHOM PURCHASED              TYPE OF SERVICE/LARGEST INVOICE   "NA"- NON   AMOUNT
                                                                      ASSOCIATE
-------------------------------------------------------------------------------------
Legal
-----

Berlack, Israels & Liberman      Legal Fees Associated with TMI-1       NA    $  283
                                 Divestiture Incremental Costs.

Shaw Pittman Potts &             Legal Fees Associated with Oyster      NA       224
  Trowbridge                     Creek and TMI-1 Licensing.

Winston and Strawn               Legal Fees Associated with Oyster      NA       155
                                 Creek and TMI-1 Licensing.

12 Vendors                       Not Applicable.                        NA       218
                                                                                 ---
  (Less than $100,000)
                  Subtotal                                                       880
                                                                                 ---

Engineering
-----------
Altran Corp.                     Equipment Reliability Programs TMI-1.  NA       221

Andres V. Du Bouchet             Mechanical/Structural Support.         NA       199

ASTA Engineering, Inc.           Year 2000 Compliance.                  NA       201

Bechtel Power Corp.              Prepare Project Plans.                 NA       111

C.W. Allen Associates, Inc.      Final Safety Analysis Report           NA       132
                                 Ch.14 Review and Update.

Duke Engineering Services,       Engineering Support.                   NA       882
  Inc.

Enercon Services, Inc.           Equipment Reliability System Owners,   NA       447
                                 Mechanical/Structural Support.

EQE International, Inc.          Mechanical/Structural Support.         NA       133

Finetech, Inc.                   Radwaste Augmented Off Gas             NA       189
                                 Operations-Oyster Creek.





                                                                            27A

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                         -----------------

                      For the Year Ended December 31, 1999
                                         -----------------


-------------------------------------------------------------------------------------

                     ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
                     ---------------------------------------
-------------------------------------------------------------------------------------

   INSTRUCTIONS:  Provide  a  breakdown  by  subaccount   of  outside   services
                  employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
-------------------------------------------------------------------------------------

                                                                    RELATIONSHIP
                                                                   -------------
                                                                   "A"=ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"- NON   AMOUNT
                                                                      ASSOCIATE
-------------------------------------------------------------------------------------

   Engineering (Continued)
   -----------------------
   Flowserve Red Corp.           Plant Maintenance.                     NA       130

   Framatome Cogema Fuels        Nuclear Fuels Activities.              NA       277

   Framatome Technologies, Inc.  Outage Support.                        NA     7,223

   GE International, Inc.        Material & Install-High Pressure       NA     1,823
                                 Nozzle Plate Replacement.

   General Electric Company      Plant Maintenance.                     NA       805

   Holtec International          Design Engineering.                    NA       857

   The Marley Cooling Tower Co.  Engr. & Mngt.-Refurbish/Inspect        NA       175
                                 Natural Draft Cooling Tower.

   Master-Lee Energy Services    Engr.-Main Condenser                   NA       156
                                 Preserv 13R Outage.

   MPR Associates, Inc.          Design Engineering.                    NA       455

   Parsons Power Group, Inc.     Final Safety Analysis Report           NA       852
                                 Ch.14 Review and Update.

   Raytheon Engineers &          Mechanical/Structural Support.         NA     1,026
     Constructors

   Sargent & Lundy               Year 2000 and Equipment Reliability.   NA       350

   22 Vendors                    Not Applicable.                        NA       639
                                                                              ------
     (Less than $100,000)
                  Subtotal                                                    17,283
                                                                              ------

   Other Professional/Outside Services
   -----------------------------------

   Abel Personnel Agency         Tool Room Support to 10R Outage.       NA       166

   Amergen Energy Company, Inc.  Radwaste Removal/Amergen Support.      NA     1,203



                                                                           27B

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                       For the Year Ended December 31, 1999
                                          -----------------
-------------------------------------------------------------------------------------

                     ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
                     ---------------------------------------
-------------------------------------------------------------------------------------

 INSTRUCTIONS:  Provide  a  breakdown  by  subaccount   of  outside   services
                employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
-------------------------------------------------------------------------------------
                                                                    RELATIONSHIP
                                                                   -------------
                                                                   "A"=ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"- NON   AMOUNT
                                                                      ASSOCIATE
-------------------------------------------------------------------------------------

   Other Professional/Outside Services (Continued)
   -----------------------------------------------

   American Crane & Equipment    Corrective/Preventative Maintenance    NA       226
     Company                     TMI-1.

   ATG, Inc.                     Radwaste Removal.                      NA     2,981

   Bartlett Nuclear, Inc.        Radcon and Outage Support.             NA     1,554

   Brady & Associates            OP-Special Projects.                   NA       212

   Brand Fire Protection         Thermo-Lag Material, Design &          NA       630
   Services, Inc.                Engineering.

   Canus Corp.                   Year 2000 Compliance.                  NA       155

   Cetrom Consulting             Electrical Power & Instrumentation     NA       132
     Engineering, Inc.           Configuration Control Support.

   CFS Utility Services          Year 2000 Compliance.                  NA       149

   Chem-Nuclear Systems, Inc.    Low Level Radwaste Storage Building    NA     1,502
                                 Operations.

   Chem-Nuclear Systems L.L.C.   Radwaste Removal.                      NA     1,275

   Chubb Institute               HR Educational Assistance.             NA       264

   Cooperheat - MQS, Inc.        13R Outage Support.                    NA       174

   Deist Associates, Inc.        Nuclear Safety & Compliance            NA       438
                                 Committee Contractors.

   Demag Delaval Turbomachinery  Material & Install.-High Pressure      NA       816
     Corp.                       Spill Strip and Packing.

   Eastern Applications, Inc.    TMI-2 Post Defueling Monitored         NA       185
                                 Storage.

   Ecolochem, Inc.               Water treatment - TMI.                 NA       161

   Electro Mechanical Division   Material Rotating Element              NA       207
                                 Replacement.


                                                                            27C

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
-------------------------------------------------------------------------------------

                     ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
                     ---------------------------------------
-------------------------------------------------------------------------------------

  INSTRUCTIONS: Provide  a  breakdown  by  subaccount   of  outside   services
                employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
-------------------------------------------------------------------------------------

                                                                    RELATIONSHIP
                                                                    ------------
                                                                   "A"=ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"- NON    AMOUNT
                                                                      ASSOCIATE
-------------------------------------------------------------------------------------

   Other Professional/Outside Services (Continued)
   -----------------------------------------------
   Electric Power Research       EPRI R&D Program.                      NA        535
     Institute

   Frank W. Hake, Inc.           Radwaste Removal/Processing.           NA        210

   Genex Corp.                   Electrical Power & Instrumentation     NA        139
                                 Configuration Control Support.

   George B. Skinner             Electrical Power & Instrumentation     NA        191
                                 Configuration Control Support.

   GPU Generation, Inc.          Valve Maintenance.                      A        125

   GPU Service, Inc.             Corporate & Information Services.       A     12,091

   GTS Duratek Bear Creek, Inc.  Radwaste Processing Services.          NA        349

   The Hartford Steam Boiler     In-Service Inspections.                NA        178

   Henry B. Shipman, Inc.        Install/Rotating Element               NA        102
                                 Replacement, Year 2000 Compliance.

   IMC International, Inc.       Safety & Risk Analysis                 NA        129
                                 Equipment Reliability Support.

   Institute of Nuclear Power    Operator Training.                     NA        152
     Operations

   Integra Technologies, Inc.    High Pressure Turbine and Standards.   NA        114

   Interim Career Services Inc.  Career Succession Planning.            NA        197

   Interstate Nuclear Services   Radwaste Removal.                      NA        335

   J. Davis Consultants, Inc.    Consulting Services.                   NA      1,057

   J. Givoo Consultants, Inc.    Consulting Services.                   NA        230

   Morgan Stanley & Company,     TMI-1 Divestiture Incremental Costs.   NA        410
     Inc.



                                                                           27D

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
-------------------------------------------------------------------------------------

                     ACCOUNT 923 - OUTSIDE SERVICES EMPLOYED
                     ---------------------------------------
-------------------------------------------------------------------------------------

   INSTRUCTIONS:  Provide  a  breakdown  by  subaccount   of  outside   services
                  employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
-------------------------------------------------------------------------------------

                                                                    RELATIONSHIP
                                                                    ------------
                                                                   "A"=ASSOCIATE
   FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE   "NA"- NON    AMOUNT
                                                                      ASSOCIATE
-------------------------------------------------------------------------------------

   Other Professional/Outside Services (Continued)
   -----------------------------------------------
   NPS Energy Services, Inc.     High Pressure Turbine and Standards.   NA        828

   PECO Energy Company           Preventative Maintenance.              NA        368

   Precision Surveillance Corp.  Rev.1, RB Tendon Surveillance.         NA        295

   Raytheon Nuclear, Inc.        Outage Support.                        NA     12,375

   Scientech, Inc.               Electrical Power & Instrumentation     NA        394
                                 Configuration Control Support.

   S.G. Pinney & Associates      Materials & Install-ECCS               NA        308
                                 Suction Strainers.

   Synergy Consulting Services   OP/Special Projects.                   NA        109

   Vanstar Corp.                 Lease/Maintenance Hardware.            NA        138

   WD Associates, Inc.           Director & Staff/                      NA        591
                                 Operator Training-Oyster Creek.

   Welding Services, Inc.        ISO Condenser Bundle Replacement.      NA        120

   Westinghouse Electric Corp.   Installation Rotating Element/         NA        219
                                 Refurbish Cartridge Seal Assembly.

   The Westwind Group, Inc.      Operator Training.                     NA        581

   Woodward-Clyde Consultants,   Oyster Creek Divestiture Incremental   NA        520
   Inc.                          Costs.

   Xerox Corp.                   Reprographics Services.                NA        231

   YIS, Inc.                     Instrumentation/Maintenance.           NA        161

   703 Vendors                   Not Applicable.                        NA      5,747
                                                                               ------
     (Less than $100,000)
                  Subtotal                                                     51,959
                                                                               ------

                  TOTAL                                                       $70,122
                                                                               ======

-------------------------------------------------------------------------------------



                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
-------------------------------------------------------------------------------

                  ACCOUNT 926 - EMPLOYEE PENSIONS AND BENEFITS
                  --------------------------------------------
-------------------------------------------------------------------------------

  INSTRUCTIONS:  Provide a listing of each pension  plan and benefit  program provided by the service company. Such listing should be limited to $25,000.
-------------------------------------------------------------------------------

                      D E S C R I P T I O N                       AMOUNT
-------------------------------------------------------------------------------

         HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE       $ 6,302

         PENSION PLAN                                            (4,379)

         O.P.E.B. - HEALTH INSURANCE                              4,751

         EMPLOYEE SAVINGS PLAN (COMPANY MATCHING)                 2,916

         LIFE INSURANCE                                           1,252

         LONG-TERM DISABILITY (INCOME/MEDICAL/NJ)                (1,014)

         O.P.E.B. - LIFE INSURANCE                                2,433

         EDUCATIONAL ASSISTANCE                                     724

         CAFETERIA SUPPLEMENT                                       316

         EMPLOYEE ASSOCIATIONS & ACTIVITIES                         163

         EMPLOYEE ASSISTANCE PROGRAM                                106

         MANAGEMENT INITIATIVES FOR EMPLOYEES                        47

         OTHER BENEFITS (Under $25,000)                              99


                                             TOTAL              $13,716
                                                                 ======

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                         -----------------

                      For the Year Ended December 31, 1999
                                         -----------------
--------------------------------------------------------------------------------

                       ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES
                       --------------------------------------------
--------------------------------------------------------------------------------
  INSTRUCTIONS: Provide a listing of the amount  included in Account  930.1,
                "General  Advertising   Expenses",   classifying  the  items
                according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.
--------------------------------------------------------------------------------
           D E S C R I P T I O N          NAME OF PAYEE          AMOUNT
--------------------------------------------------------------------------------






                  NONE
                                                                   -----
                                        TOTAL                         -
                                                                   ====


--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

                 ACCOUNT 930.2 - MISCELLANEOUS GENERAL EXPENSES

--------------------------------------------------------------------------------
  INSTRUCTIONS: Provide a listing of the amount  included in Account  930.2,
                "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act,
                as amended by Public Law 94-283 in 1976 (2 U.S.C.S.  441 (b)
                (2) shall be separately classified.
--------------------------------------------------------------------------------
                      D E S C R I P T I O N                   AMOUNT
--------------------------------------------------------------------------------

         Licenses, Permits and Registrations

            United States Nuclear Regulatory Commission        $ 7,310

            Federal Emergency Management Agency                    281

            Commonwealth of Pennsylvania                           189

            PA Emergency Management Agency                          94


         Association Membership Fees and Dues

            Institute of Nuclear Power Operations                2,132

            Nuclear Energy Institute                               267



                                                               -------
                                            TOTAL              $10,273
                                                                ======



--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         ------------------

--------------------------------------------------------------------------------
                               ACCOUNT 931 - RENTS
                               -------------------
--------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying  such  expenses by major  groupings of  property,  as defined in the account definition of the Uniform System of Accounts.
--------------------------------------------------------------------------------

         T Y P E  O F  P R O P E R T Y                      AMOUNT
--------------------------------------------------------------------------------


         BUILDING AND OFFICE SPACE                            1,903

         COMPUTER EQUIPMENT                                     936

         DUPLICATING EQUIPMENT                                  428

         MOBILE EQUIPMENT                                       236

         MISCELLANEOUS                                          763







                                                            -------
                                       TOTAL                $ 4,266
                                                             ======
--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

                     ACCOUNT 408 - TAXES OTHER THAN INCOME TAXES
                     -------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTION:    Provide an analysis of Account 408, "Taxes Other Than Income
                Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

--------------------------------------------------------------------------------

                     K I N D  O F  T A X                     AMOUNT
--------------------------------------------------------------------------------

            (1)   OTHER THAN U.S. GOVERNMENT TAXES
                  --------------------------------

                  Pennsylvania Sales and Use Tax             $   333

                  Pennsylvania Unemployment Insurance            227

                  New Jersey Unemployment Insurance              127
                                                              ------


                                         Sub Total               687
                                                              ------

            (2)   TAXES - U.S. GOVERNMENT
                  -----------------------

                  FICA                                         6,980

                  Federal Unemployment Insurance                  82
                                                              ------

                                         Sub Total             7,062
                                                              ------


                                                             -------
                                           TOTAL             $ 7,749
                                                              ======

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

                            ACCOUNT 426.1 - DONATIONS
                            -------------------------

--------------------------------------------------------------------------------

INSTRUCTION: Provide  a listing  of the  amount  included  in  Account  426.1,
             "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.
--------------------------------------------------------------------------------

NAME OF RECIPIENT                           PURPOSE OF DONATION    AMOUNT
--------------------------------------------------------------------------------

GPU FOUNDATION                              COMMUNITY SERVICES    $ 72

UNITED WAY                                  COMMUNITY SERVICES      22

BLUE AND GOLD CLUB                          COMMUNITY SERVICES       5

BOYS & GIRLS CLUB OF CENTRAL PA             COMMUNITY SERVICES       5

107 0RGANIZATIONS (LESS THAN $3,000)        COMMUNITY SERVICES      56

32 INSTITUTIONS (LESS THAN $3,000)          EDUCATIONAL             30
                                                                   ---




                                                                  ----
       TOTAL                                                      $190
                                                                   ===

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

                        ACCOUNT 426.5 - OTHER DEDUCTIONS
                        --------------------------------

--------------------------------------------------------------------------------
INSTRUCTIONS:    Provide a listing of the amount  included in Account  426.5,
                 "Other Deductions", classifying such expenses according to their nature.

--------------------------------------------------------------------------------

    D E S C R I P T I O N              NAME OF PAYEE            AMOUNT
--------------------------------------------------------------------------------


      LOBBYING EXPENSES             PRIMARILY EMPLOYEE WAGES
                                    & EXPENSES                     87

      SETTLEMENT CLAIMS             VARIOUS EMPLOYEES              58

      AUDIT PENALTY ASSESSMENT      COMMONWEALTH OF PA             12








                                        TOTAL                   $157
                                                                 ===


--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

                    SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
                    ---------------------------------------------

--------------------------------------------------------------------------------

INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
--------------------------------------------------------------------------------

In 1999, GPU sold its Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for a total purchase price of approximately $100 million.

In October 1999, GPU agreed to sell the Oyster Creek nuclear generating station to AmerGen for $10 million and reimbursement of the cost (estimated at $88 million) of the next refueling outage. This transaction is subject to the receipt of various federal and state regulatory approvals.

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                        -----------------

--------------------------------------------------------------------------------

                               ORGANIZATION CHART
                               ------------------

--------------------------------------------------------------------------------





                         ----------------------------------------
                   |    |                                        |
                   |    |           BOARD OF DIRECTORS           |
                   |----|                                        |
                    |   |----------------------------------------|
                    |   |                                        |
                    |___|              PRESIDENT AND             |
                      | |        CHIEF EXECUTIVE OFFICER         |
                      | |----------------------------------------|
                      | |                                        |
                      |-|        DIRECTOR OYSTER CREEK           |
                      | |----------------------------------------|
                      | |                                        |
                      |-|             COMPTROLLER                |
                      | |    FINANCIAL AND PLANNING SERVICES     |
                      | |----------------------------------------|
                      | |                                        |
                      |-|         DIRECTOR HUMAN AND             |
                      | |       ADMINISTRATIVE SERVICES          |
                      | |----------------------------------------|
                      | |                                        |
                      |-|         DIRECTOR ENGINEERING           |
                      | |  DIRECTOR NUCLEAR SAFETY ASSESSMENT    |
                      |-|----------------------------------------|



Note: In 1999, GPU sold its Three Mile Island Unit 1 nuclear generating station to AmerGen Energy Company, LLC.









--------------------------------------------------------------------------------

                             ANNUAL REPORT OF GPU NUCLEAR, INC.
                                              -----------------

                            For the Year Ended December 31, 1999
                                               -----------------

--------------------------------------------------------------------------------

                                   METHODS OF ALLOCATION
                                   ---------------------

--------------------------------------------------------------------------------

      The allocation of expenses not directly attributable to a particular nuclear station are based, by division, on the direct charging of that division's manpower. When corporate costs have been allocated to the plants, a fixed rate is calculated to apply to total direct costs. This rate is derived by dividing the estimated corporate costs by the estimated plant direct costs. The overhead rate is reviewed periodically and revised as appropriate to fully allocate costs by year-end.




--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------

--------------------------------------------------------------------------------

              ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
              ----------------------------------------------------------

--------------------------------------------------------------------------------





                     NONE

--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------


--------------------------------------------------------------------------------

                               VENTURE DISCLOSURES

--------------------------------------------------------------------------------



Pursuant to the provisions  contained in the Securities and Exchange  Commission
(SEC) order dated September 14, 1990 for SEC File No. 70-7720, GPU Nuclear provided certain laboratory services to Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company in 1999 in support of their generating stations, transmission and distribution divisions and other non-nuclear functions. This support service ceased with the closing of the laboratory in August 1999. Revenues realized in 1999 from providing these services are shown separately under "Non-Nuclear Related Activities" on page 21 of this report.

GPU Nuclear did not enter into any transactions or recognize any revenues in 1999 for activities related to non-nuclear technical, training, management or consulting services to associated companies, which is authorized in the SEC order dated May 7, 1997 for SEC File No. 70-8425.

Pursuant to the provisions contained in the SEC orders dated August 29, 1990 for SEC File No. 70-7675, November 6, 1991 for SEC File No. 70-7847, January 31, 1992 for SEC File No. 70-7905, May 21, 1993 for SEC File No. 70-8115 and October 17, 1994 for SEC File No. 70-8393, the following are descriptions of services provided to Non-Affiliated Entities. Revenues realized in 1999 from providing these services are shown separately on page 22 of this report.

       Brief Descriptions of Services Rendered to Nonassociated Companies
       ------------------------------------------------------------------

Nonassociated Company          Description
---------------------          -------------

PECO Energy Company            Limerick Outage Support
PECO Energy Company            Environmental Radioactivity
                                 Laboratory Analyses and
                                 Dosimetry Services
Edison Mission Energy          Homer City Work


Various                        Including Other Environmental
                                 Radioactivity Laboratory Analyses
                                 and Dosimetry Services.








--------------------------------------------------------------------------------

                       ANNUAL REPORT OF GPU NUCLEAR, INC.
                                        -----------------

                      For the Year Ended December 31, 1999
                                         -----------------



                                SIGNATURE CLAUSE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                  GPU NUCLEAR, INC.
                  -----------------
                  (Name of Reporting Company)


                  By: /s/ D. M. Furlong
                     ------------------
                  (Signature of Signing Officer)


                  D. M. Furlong, Comptroller Financial and Planning Services
                  ----------------------------------------------------------
                  (Printed Name and Title of Signing Officer)


                  Date:  April 26, 2000
                         ---------------